Exhibit 12.1
DIAMOND OFFSHORE DRILLING, INC.
Statement re Computation of Ratios
(Thousands of Dollars)
Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
	2007	2006	2005	2004	2003

Computation of Earnings:

Pretax income (loss) from continuing operations	$1,246,537	$966,332	$356,395	$(3,533)	$(54,237)
Less Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	(18,544)	(9,796)	(742)	—	(2,201)
Add: Previously capitalized interest amortized during the period	1,449	1,249	1,249	1,249	1,166

Total earnings (losses), before fixed charge addition	1,229,442	957,785	356,902	(2,284)	(55,272)

Computation of Fixed Charges:

Interest, including interest capitalized	39,267	35,132	43,574	30,330	26,737

Total fixed charges	39,267	35,132	43,574	30,330	26,737

Total Earnings (Losses) and Fixed Charges	$1,268,709	$992,917	$400,476	$28,046	$(28,535)

Ratio of Earnings (Losses) to Fixed Charges (1)	32.31	28.26	9.19	N/A	N/A

(1)	The deficiency in our earnings available for fixed charges for the year ended December 31, 2004 and 2003 was approximately $2.3 million and $55.3 million, respectively. For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.